Exhibit 21.1

Subsidiaries

●	VivaVentures Management Company, Inc., a Nevada corporation, wholly owned;

●	VivaSphere, Inc., a Nevada corporation, wholly owned;

●	VivaVentures Oil Sands, Inc., a Utah corporation, wholly owned;

●	RPC Design and Manufacturing LLC, a Utah limited liability company, wholly owned;

●	Silver Fuels Delhi, LLC, a Louisiana limited liability company, wholly owned;

●	White Claw Colorado City, LLC, a Texas limited liability company, wholly owned;

●	Vivaventures Remediation Corporation, a Texas corporation, wholly owned;

●	VivaVentures Energy Group, Inc., a Nevada corporation; 99.5% owned; and

●	Vivakor Middle East Limited Liability Company, a Qatar limited liability company; approximately 49% ownership.